Mail Stop 3720

February 13, 2006

Via U.S. Mail and Fax
Mr. Frans Spaargaren
Chief Financial Officer
Gemplus International SA
46a, avenue JF Kennedy
2nd floor
L-1855 Luxembourg
Grand Duchy of Luxembourg

      RE: Gemplus International SA
               Form 20-F for the fiscal year ended December 31, 2004
               Filed June 30, 2005
               File No. 000-31052

Dear Mr. Spaargaren:

      We have reviewed your supplemental response letters dated December 24, 2005 and October 13, 2005, as well as your filings, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments we have ask you to provide us with information so we may better understand your disclosure. After reviewing this information we may or may not raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2004

11. Goodwill, page F-20

Impairment tests for goodwill, page F-21 and Related party transactions, page F-44

1. We have considered your response to comment 2 of your letter dated December 24, 2005 and your response to comment 19 of your letter dated October 13, 2005. In light of our request that you amend your 2004 Form 20-F, please revise to present the disposal of SLP and Certplus as discontinued operations in accordance with

paragraphs 41 through 44 of SFAS 144. When complying with this comment note that you should present additional US GAAP earnings per share data for continuing and discontinued operations as required by paragraphs 36 and 37 of SFAS 128.

14. Investment in Associates, page F-22

2. We note your response to comment 4. In light of our other comments, we believe that you should also revise your Form 20-F for the year ended December 31, 2004 to comply fully with the disclosure requirements of Rule 4-08(g) of Regulation S-X. Further, taking into consideration paragraph 20d. of APB 18 and paragraph 37(b) of IAS 28, we think that you should include the 2003 summarized financial information of your associates in your revised document. Please revise or advise.

19. Non – Current Portion of Provisions and Other Liabilities, page F-25

3. We refer to your response to comment 5. Please explain to us the difference between the France: property tax and France: business tax, as discussed in footnotes (2) and (3), respectively.

4. Please revise to disclose in greater detail your accounting policy for loss accruals and to include the disclosure requirements of paragraph 10 of SFAS 5. Further, please tell us in your response letter whether you discount your contingent liabilities.

5. We note your response to comment 6; however, we continue to believe the impact of discounting is material. We remind you that paragraph 3(e) of APB 21 specifically exempts tax settlements from its scope. Please revise your US GAAP reconciliations and other financial statement disclosures to remove the impact of discounting this income tax receivable.

6. Further, we note in your response to comment 13 in your letter dated October 13, 2005 that based on the IFRIC minutes of June 3 and 4, 2004, you believe that the general view of the IFRIC is that current taxes payable should be discounted, and that there should be no difference in the treatment of current taxes receivable. It is our understanding that while IFRIC agreed in theory with the discounting of income taxes payable, they had concerns about whether allowing for the discounting of these payables created a conflict with IAS 20. We also understand that a number of modifications were made to IAS 20 by the IASB in July 2004. Help us better understand which specific modifications to IAS 20 you believe alleviated the IFRIC's concerns about the potential for inconsistency.

39. Differences Between International Financial Reporting Standards and US Generally Accepted Accounting Principles, page F-46

7. In an effort to provide clearer US GAAP goodwill disclosures, please revise to clearly indicate the following:
    *   The IFRS to US GAAP net income (loss) and shareholders' equity reconciling amounts related to goodwill amortization.
    *   The IFRS to US GAAP net income (loss) and shareholders' equity reconciling amounts related goodwill impairment.
    *   The goodwill balance under US GAAP for each balance sheet period presented.

8. Please provide us a quantified summary of the items included in the "Other differences" caption in your reconciliations of net income and shareholders' equity for 2002, 2003 and 2004. Also, please explain to us why you did not separately disclose any significant reconciling items included in this caption, if applicable.

9. We refer to your Other comprehensive income disclosure on page F-49. While we note that you include the IFRS to US GAAP accumulated other comprehensive income reconciling items in your footnote disclosure, given that you have disclosed Other comprehensive income (loss) in accordance with US GAAP as part of the reconciliation on page F-46, we believe you should disclose the individual other comprehensive income reconciling items between IFRS and US GAAP there as well. Please revise or advise.

10. We note your response to comment 8. With respect to each of your associates, identify for us the GAAP under which they report and explain to us the reconciling items that you have identified between the associate's home country GAAP and IFRS.

11. Further, given the nature of the differences between US GAAP and IFRS identified in your financial statement reconciliations, please explain to us in greater detail why similar differences do not exist for your associates.

12. Refer to the table provided in response to comment 8 and explain to us why the Company recognized a loss in connection with its investment in Netsize when its share in equity is a negative amount.

13. Also regarding the table provided in response to comment 8, please explain to us why the amount of the Company's share in P&L does not agree with the share of profit (loss) of associates of Euro 5,970 reported on the IFRS income statement.

<u>General</u>

14. Please note that we consider an amended filing to be a future filing. As such, please make all revisions that you have proposed to make in future filings in your amended 2004 Form 20-F filing.

*   *   *   *

  Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Adam Washecka, Staff Accountant, at (202) 551-3375 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

      Sincerely,

      Larry M. Spirgel
      Assistant Director